Exhibit 99.1

TANBREEZ MINING GREENLAND A/S

FINANCIAL STATEMENTS AND REPORT FOR

THE YEARS END DECEMBER 31, 2025 AND 2024

TANBREEZ MINING GREENLAND A/S

MANAGEMENT’S STATEMENT

Today the Board of Directors and Chief Executive Officer have discussed and approved the Financial Statements of TANBREEZ MINING GREENLAND A/S for the financial year January 1st – December 31st, 2025, and 2024.

The Financial Statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Management is responsible for establishing and maintaining adequate internal control over financial reporting.

In our opinion, the Financial Statements give a true and fair view of the Company’s assets, liabilities and financial position on December 31, 2025 and 2024, as well as the results of the Company’s operations and cash flows for the financial years ended December 31, 2025, and 2024.

Nuuk, March 30, 2026

Board of Directors:

/s/ Bolette Erna Maqe Nielsen
Bolette Erna Maqe Nielsen
Chairman

/s/ Gregory Bennett Barnes
Gregory Bennett Barnes

/s/ Antony William Paul Sage
Antony William Paul Sage

/s/ Malcolm Raymond Day
Malcolm Raymond Day

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of TANBREEZ MINING GREENLAND A/S

To the Shareholders and Board of Directors of

Tanbreez Mining Greenland A/S

Opinion on the Financial Statements

We have audited the accompanying financial position of Tanbreez Mining Greenland A/S (the “Company”) as of December 31, 2025, the related statements of comprehensive income/(loss), changes in equity and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2024 (such date takes into account the acquisition of the attest business of Marcum llp by CBIZ CPAs P.C. effective November 1, 2024).

Houston, Texas
March 30, 2026

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of TANBREEZ MINING GREENLAND A/S

To the Stockholders and Board of Directors of

Tanbreez Mining Greenland A/S

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Tanbreez Mining Greenland A/S (the “Company”) as of December 31, 2024, the related statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor from 2024 to 2025.

Houston, Texas
March 28, 2025

TANBREEZ MINING GREENLAND A/S

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

	Note	2025	2024
		DKK	DKK

Exploration expenditure expensed		-	(4,446,213)
Legal fee		(1,934,466)	(2,282,144)
Salary and wages		(136,647)	-
Accounting and audit fees		(3,715,095)	(2,649,975)
Other advisory fees		(2,450,949)	(5,275)
Management service fee to parent company		-	(1,201,746)
Travel expenses		(569,493)	-
Other administration expense		(64,008)	(10,000)
Occupancy expenses		-	(500,253)
Depreciation expense	9	(71,953)	-
Other financial income	4	10,334,963	6,038,670
Interest on non-current loan from group companies	11	(106,448)	-
Other financial expenses	5	(751,066)	(432,461)

Income/(Loss) before income tax		534,838	(5,489,397)

Income tax expense	6	-	-

Income/(Loss) after income tax		534,838	(5,489,397)

Other comprehensive income		-	-

Total comprehensive income/(loss) for the year		534,838	(5,489,397)

Income/(Loss) per share for the year
Basic income/(loss) per share	13	11	(110)
Diluted income/(loss) per share	13	11	(110)

The above Statements of Comprehensive Loss is to be read in conjunction with the Notes to the Financial Statements.

TANBREEZ MINING GREENLAND A/S

STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2025 AND 2024

	Note	2025	2024
		DKK	DKK
ASSETS

Current Assets
Cash and cash equivalents	7	7,090,083	335,358

Total Current Assets		7,090,083	335,358

Non-Current Assets

Deferred exploration and evaluation expenditure	8	265,056,221	219,533,759
Property, plant and equipment, net	9	4,556,169	-

Total Non-Current Assets		269,612,390	219,533,759

TOTAL ASSETS		276,702,473	219,869,117

LIABILITIES

Current Liabilities
Trade and other payables, net	10	4,585,773	11,533,703
Loan from Group companies	11	209,299,006	195,697,346

		213,884,779	207,231,049

Non-Current Liabilities
Loan from Group companies	11	4,783,888	-

		4,783,888	-

TOTAL LIABILITIES		218,668,667	207,231,049

NET ASSETS		58,033,806	12,638,068

EQUITY
Share capital	12	5,000,400	5,000,000
Share premium	12	90,360,500	45,500,000
Accumulated deficit		(37,327,094)	(37,861,932)

TOTAL EQUITY		58,033,806	12,638,068

The above Statements of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

TANBREEZ MINING GREENLAND A/S

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Share capital	Share Premium	Accumulated deficit	Total Equity
	DKK	DKK	DKK	DKK

At January 1, 2024	5,000,000	45,500,000	(32,372,535)	18,127,465
Loss for the year	-	-	(5,489,397)	(5,489,397)
Total comprehensive loss for the year	-	-	(5,489,397)	(5,489,397)
At December 31, 2024	5,000,000	45,500,000	(37,861,932)	12,638,068

At January 1, 2025	5,000,000	45,500,000	(37,861,932)	12,638,068
Loss for the year	-	-	534,838	534,838
Total comprehensive income for the year	-	-	534,838	534,838
Issue of shares	400	44,860,500	-	44,860,900
At December 31, 2025	5,000,400	90,360,500	(37,327,094)	58,033,806

The above Statements of Changes in Equity is to be read in conjunction with the Notes to the Financial Statements.

TANBREEZ MINING GREENLAND A/S

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Note	2025	2024
		DKK	DKK

Cashflow from operating activities
Payments to suppliers	15	(8,666,270)	(5,210,334)
Interest received		75,517	-

Net cash used in operating activities		(8,590,753)	(5,210,334)

Payment for exploration and evaluation	8	(53,243,072)	(16,498,015)
Payment for property, plant and equipment	9	(4,628,123)	-

Cash flows used in investing activities		(57,871,195)	(16,498,015)

Cash flows from financing activities
Loan proceeds from Group companies	11	78,617,143	22,043,743
Repayment loan proceeds to Group companies	11	(5,266,036)	-

Net cash provided by financing activities		73,351,107	22,043,743

Net increase in cash and cash equivalents		6,889,159	335,394
Cash and cash equivalents at beginning of year		335,358	(36)
Effects of exchange rate fluctuations on cash held		(134,434)	-
Cash and cash equivalents at end of year		7,090,083	335,358

The above Statements of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

TANBREEZ MINING GREENLAND A/S

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1. CORPORATE INFORMATION

Tanbreez Mining Greenland A/S (the Company or Tanbreez) is a Private Limited Company incorporated and domiciled in Greenland. The Company is registered with CVR no. 12579918 and registered office at Musaq 5, Postboks 1815, B-nummer B-3794, 3905 Nuussuaq, Greenland. As at December 31, 2025 the shareholders of the Company are Rimbal Pty Ltd (Rimbal), a Proprietary Limited Company incorporated in Australia which holds a 50.496% equity interest, Critical Metals Corp (Critical Metals or CRML), a public company listed on the NASDAQ which holds a 42.005% equity interest and European Lithium Ltd (EUR), a public company listed on the ASX which holds a 7.499% equity interest. The principal activities of the Company are the extracting of raw materials to trade and other related activities.

The mineral resource activities of the Company is conducted under an exploitation license (2020-54) located in Greenland. The license area was originally obtained in 2001 by Rimbal and transferred to the Company in 2011 (the Tanbreez Project). The Company obtained a 30-year exploitation license (2020-54) in September 2020 for the Tanbreez Project. The exploitation permit gives the Company the right to exploit rare earth elements (including zirconium (Zr), hafnium (Hf), Niobium (Nb) and Tantalum (Ta)) found in the eudialyte mineral. The Company is currently focused on developing the Tanbreez Project.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the financial statements.

The financial statements are presented in Danish Kroner (DKK), which is also the Company’s functional currency.

The financial statements have also been prepared on the accruals basis and historical cost basis.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b) Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business.

For the year ended 31 December 2025, the Company incurred a profit after income tax of DKK 534,838 (31 December 2024: DKK 5,489,397 loss), net cash outflows from operating activities of DKK 8,590,753 (31 December 2024: DKK 5,210,334), a working capital surplus (excluding loans with Group companies) of DKK 2,504,310 (31 December 2024: DKK 11,198,345 deficit) and at that date had cash on hand of DKK 7,090,083 (31 December 2024: DKK 335,358).

On June 5, 2024 CRML signed a Heads of Agreement (HOA) with Rimbal. Under the terms of the HOA, Critical Metals is required to invest expenditure of US$10 million on exploration expenditure within 2 years from the date of the HOA in order to acquire the remaining ~50.50% equity interest in Tanbreez.

During the year ended 31 December 2025, CRML converted funding of DKK 44,860,900 into equity. As at 31 December 2025, CRML holds 42.005% of the issued capital of the Company.

On September 29, 2025, CRML and Rimbal entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (the HOA Amendment). The HOA Amendment, among other things, (i) removed Critical Metal’s obligation to invest $10 million in Tanbreez to increase its ownership stake in Tanbreez to 92.5% and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to increase its ownership in Tanbreez from 42.005% to 92.5% in exchange for the issuance of 14,500,000 ordinary shares in CRML, par value $0.001 per share, of the Company (Ordinary Shares) to Rimbal. The transaction remains subject to Greenland governmental approval.

The Company’s ability to continue as a going concern and to continue to fund its planned expanded activities is dependent on raising further capital, funds received from Critical Metals, continued support from related party creditors, continued support from non-related parties in respect to the payment of overdue amounts and reducing operational costs and spend on exploration.

These conditions indicate a material uncertainty that may cast a significant doubt about the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

The Directors believe that it is reasonably foreseeable that the Company will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

▪	Funding from Critical Metals pursuant to the HOA and the HOA Amendment; and

▪	Ability to defer exploration expenditures.

Should the Company not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or liabilities that might be necessary should the Company not continue as a going concern.

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of accounting standards

During the year ended 31 December 2025, the Directors have reviewed all of the new and revised Accounting Standards and Interpretations issued by the IASB that are relevant to the Company and effective for the full year reporting periods beginning on or after 1 January 2025. As a result of this review, the Directors have applied all new and amended Accounting Standards and Interpretations that were effective as at 1 January 2025 as set out below:

Title	Summary	Application date for the Company
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability	The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

	The group has adopted the amendments to IAS 21 for the first time in the current year. This standard has not had a material impact on the Company’s financial statements and disclosures.	1 January 2025

New and revised accounting standards and interpretation in issue but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2025 reporting periods and have not been early adopted by the Company. The Group’s assessment of the impact of these new and revised accounting standards and interpretations has not identified any impact.

Title	Summary	Application date for the Company
Amendments to the Classification and	The Amendments clarify	1 January 2026
Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial	▪ the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer.
Instruments Disclosures)	▪ the requirements for assessing contractual cash flow characteristics of financial assets.

▪ characteristics of non-recourse loans and contractually linked instruments.

The Amendments also introduce certain disclosure requirements for financial instruments.

IFRS 18 Presentation and Disclosures in Financial Statements	This Standard sets out significant new requirements for how financial statements are presented, with particular focus on the statement of profit or loss, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, as well as disclosures related to management-defined performance measures.	1 January 2027

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

d) Significant accounting judgement, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Deferred exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely from future exploitation or sale or where activities have not reached a stage which permits a reasonable assumption of the existence of reserves.

Determining of functional and presentation currency

The financial statements are presented in Danish Kroner (DKK). The Company is organized under the laws of Greenland and the Company’s common shares are issued in accordance with Greenland Laws and denominated in DKK. Based on the primary indicators in IAS 21 The Effects of Change in Foreign Exchange Rates, the Danish Kroner has been determined as the functional currency of the Company, because Danish Kroner is the primary economic environment in which an entity operates and the one in which it primarily generates and expends cash. The primary economic environment is Greenland and the currency of Greenland is DKK. Therefore the functional and presentation currency of the Company has been determined to be DKK reflecting the current principal equity, financing structure and economic environment.

Income taxes

The Company is subject to income taxes in Greenland where it has its operations.

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company estimates its tax liabilities based on the Company’s understanding of the tax laws in Greenland. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

The Company recognises deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority against which the unused tax losses can be utilised. However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Deferred taxation

Potential future income tax benefits have not been brought to account at December 31, 2025 and 2024 because the Directors do not believe that it is appropriate to regard realisations of future income tax benefits as probable within the next 3 – 5 years.

e) Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand. The Company doesn’t currently have any cash equivalents.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

f) Property, Plant and Equipment

All property, plant and equipment are recognised at historical cost less depreciation and any impairment losses. Depreciation of assets, other than land which is not depreciated, is calculated using the straight-line method to allocate the cost of the assets, net of their residual values, over their estimated useful lives. The depreciation method and rates applied to specific assets reflects the pattern in which the asset’s benefits are expected to be used by the Company.

Key estimates

The determination of useful lives, residual values and depreciation methods involves estimates and assumptions and is reviewed annually. Any changes to useful lives or any other estimates or assumptions may affect prospective depreciation rates and asset carrying values. The table below summarises the principal depreciation methods and rates applied to major asset categories by the Company:

Plant and equipment (office)	straight line over 3 years
Plant and equipment (site)	straight line over 5 years
Buildings	straight line over 20 years

g) Impairment of assets

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless that asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets. In which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying value does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

During the years ended December 31, 2025 and 2024 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

h) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred tax is provided on all temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences except:

▪	When the deferred tax liability arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither the accounting profit nor taxable profit or loss; or

▪	When the taxable temporary difference arises from the initial recognition of goodwill; or

▪	When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which the deductible temporary differences or unused tax losses and tax offsets can be utilised, except:

▪	When the deductible temporary difference giving rise to the asset arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither accounting profit nor taxable income; or

▪	When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset when they relate to the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

i) Foreign Currency

All foreign currency transactions occurring during the financial year are recognised at the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the profit or loss in the period in which they arise except those exchange differences which relate to assets under construction for future productive use which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

j) Trade and other payables

Trade payables and other accounts payable are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of those goods and services.

k) Loans from Group Companies

Loans from Group Companies are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Loans from Group Companies are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

During the year ended December 31, 2024 current loans from Group Companies are not interest bearing and payable on demand.

During the year ended December 31, 2025 current loans from Group Companies are not interest bearing and payable on demand and the non-current loans from Group Companies incur interest with an agreed repayment date (note 11).

l) Exploration and evaluation expenditure

Exploration and evaluation expenditures in relation to each separate area of interest are recognised as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

▪	the rights to tenure of the area of interest are current; and

▪	at least one of the following conditions is also met:

o	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

o	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortised of assets used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

During years ended December 31, 2025 and 2024 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

m) Equity

Share Capital represents the nominal value of shares issued and outstanding. We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future.

Share premium represents the amount subscribed for issuance of ordinary shared in excess of nominal value, less any related transaction costs.

Accumulative deficit represents accumulated profits or losses.

n) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Directors who is responsible for making strategic decisions.

3. SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Company the CODM is the Chief Executive Officer and all information reported to the CODM is based on the results of the Company as one operating segment, as the Company’s activities relate to mineral exploration. Accordingly, the Company has only one reportable segment.

4. FINANCIAL INCOME

	2025	2024
	DKK	DKK

Unrealized foreign exchange gains – Group companies (note 11)	10,216,908	6,037,410
Unrealised foreign exchange gains – Other	6,843	-
Realised foreign exchange gains	35,695	-
Bank interest received	75,517	1,260

	10,334,963	6,038,670

5. FINANCIAL EXPENSES

	2025	2024
	DKK	DKK

Interest expenses relating to creditor payments	(488,164)	(370,639)
Unrealized foreign exchange losses	(176,973)	(61,822)
Realised foreign exchange losses – Group companies (note 11)	(5,802)	-
Other financial expenses	(80,127)	-

	(751,066)	(432,461)

6. INCOME TAX

	2025	2024
	DKK	DKK
Income Tax Expense
Tax payable for the year	-	-
Change in deferred tax, current year	1,042,883	(139,320)
Change in deferred tax prior years and other adjustments	-	-
Adjustment for not capitalized deferred tax	(1,042,883)	139,320

Income tax expense	-	-

	2025	2024
	DKK	DKK
Deferred tax
Deferred tax is per carrying item:
Exploration and evaluation costs	(66,264,055)	(54,883,440)
Property, plant and equipment	(47,018)	-
Unrealized exchange rate positions	(8,623,280)	(6,111,548)
Tax losses carried forward	77,595,147	64,698,664
Deferred tax	2,660,794	3,703,676
Adjustment for not capitalized deferred tax	(2,660,794)	(3,703,676)

Recognised deferred tax	-	-

A reconciliation of income tax expense/(benefit) applicable to accounting profit/(loss) before income as at the statutory income tax rate to income tax expense/(benefit) at the Company’s effective income tax rate for the year is as follows:

	2025	2024
	DKK	DKK

Profit/(Loss) for the year	534,838	(5,489,397)
Permanent adjustments (not tax deductible)	3,636,692	4,932,119
Adjustment for assessed value of tax losses carried forward Recognized as not recoverable within 3-5 years	(4,171,530)	557,278

Effective tax on taxable income	-	-

All tax items are related to Greenland where the corporate income tax rate is 25%.

According to Greenland Tax legislation, tax losses can be carried forward indefinitely subject to the condition that the primary business objective of the Company remains the same and the shareholder structure remains the same as the period of the realized loss to the period where the loss is utilized. If changes occur in the primary business objective or shareholder structure, then the loss can be maintained subject to application and the determination of the Greenland Tax Agency. The Company has received approval from the Greenland Tax Agency confirming that the losses can be maintained following the heads of agreement entered into with Critical Metals Corp on 5 June 2024 (refer to note 16).

This means that should the temporary differences related to the mine-asset and/or the unrealized exchange rate differences be realized, the tax losses can be utilized.

However, given the fact that the Company does not budget or expect a revenue stream within the next 3 – 5 years, the management has found that the net value of the deferred tax asset DKK 2,660,794 (31 December 2024: DKK 3,703,676) should not be recognized in the financial statements for the periods ending December 31, 2025 and 2024 respectively.

7. CASH AND CASH EQUIVALENTS

	2024	2024
	DKK	DKK

Cash at bank	7,090,083	335,358

	7,090,083	335,358

Cash at bank earns interest at floating rates based on daily bank deposit rates.

8. DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

	2025	2024
	DKK	DKK

Balance at beginning of year	219,533,759	203,035,744
Expenditure incurred	45,522,462	16,498,015

Balance at end of year	265,056,221	219,533,759

Deferred exploration and evaluation expenditure relates to a mining project in South Greenland. The Company holds an exploitation license for the project and intends to progress with the development of the Tanbreez Project. The recoupment of costs carried forward in relation to the area of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the area.

As at 31 December 2024 and 31 December 2025, the Company determined whether facts and circumstances suggested that the carrying amount of the capitalized exploration and evaluation exceeds the asset’s recoverable amount. In both years, the Company determined that no such facts and circumstances existed and therefore was not required to perform impairment testing, including determining the asset’s recoverable amount.

9. PROPERTY, PLANT AND EQUIPMENT

	2025	2024
	DKK	DKK

Cost	4,628,122	-
Accumulated depreciation	(71,953)	-

Balance at end of period	4,556,169	-

	Plant and Equipment (Office)	Plant and Equipment (Site)	Building	Total
	DKK	DKK	DKK	DKK

Carrying value at 1 January 2025	-	-	-	-
Additions	10,122	20,000	4,598,000	4,628,122
Depreciation charge for the year	(860)	(3,068)	(68,025)	(71,953)

Carrying value at 31 December 2025	9,262	16,932	4,529,975	4,556,169

10. TRADE AND OTHER PAYABLES

	2025	2024
	DKK	DKK

Trade creditors	2,914,877	10,990,946
Other creditors	266,635	-
Accruals (i)	1,404,261	542,757

Balance at end of period	4,585,773	11,533,703

(i) Accruals include geological and management consulting fees (DKK 953,714) and assaying expenses (DKK 450,547).

The Company’s normal trade credit terms ranges from 30 to 60 days. Other credit terms are assessed and approved on a case-to-case basis.

11. LOAN FROM GROUP COMPANIES

	2025	2024
	DKK	DKK
Loans from Group Companies
Current
Rimbal Pty Ltd	179,464,525	189,622,505
Westrip Holdings Ltd	1,464,582	1,464,582
Critical Metals Corp	28,369,899	4,610,259
Non-Current
European Lithium Ltd (i)	4,783,888	-

Balance at end of period	214,082,894	195,697,346

	2025	2024
	DKK	DKK

Balance at beginning of period	195,697,346	179,691,013
Drawdown on loan	78,617,143	22,043,743
Repayment of loan	(5,266,037)	-
Conversion of loan (note 12)	(44,860,900)	-
Accrued interest on loan (i)	106,448	-
Foreign exchange on loan – realized (note 5)	5,802	-
Foreign exchange on loan – unrealized (note 4)	(10,216,908)	(6,037,410)

Balance at end of period	214,082,894	195,697,346

(i)	On 9 September 2025, the Company entered into a loan agreement with EUR to advance funds of $1.1m. Funds of DKK 4,576,009 (A$1.1m) were advanced on 11 September 2025 for the purposes of acquiring a property in Greenland (note 9). The loan is secured over the property. The loan accrued interest of 7.5% per annum and is repayable in full (including accrued interest) on 11 September 2030. At 31 December 2025, an amount of DKK 4,783,888 (A$1,125,089) was repayable which included accrued interest of DKK 106,448 (A$25,089).

12. ISSUED CAPITAL

	2025 No of Shares	2025
		DKK

Opening balance	50,000	5,000,000
Contribution of capital from CRML – 9 July 2025 (i)	1	100
Contribution of capital from CRML – 30 July 2025 (ii)	1	100
Contribution of capital from CRML – 4 September 2025 (iii)	1	100
Contribution of capital from CRML – 28 October 2025 (iv)	1	100

Balance at end of year	50,004	5,000,400

	2024 No of Shares	2024
		DKK

Opening balance	50,000	5,000,000

Balance at end of year	50,000	5,000,000

During the year, Critical Metals Corp (CRML) converted loans advanced to the Company totaling DKK 44,860,900 into equity as follows:

(i)	On 9 July 2025, the Company issued 1 share (at par value DKK 100) to CRML in respect to funding of DKK 12,749,926 (US$2m) advanced by CRML to the Company. The difference between the amount advanced, and the par value of shares (DKK 100) was recognised as share premium (DKK 12,749,826).

(ii)	On 30 July 2025, the Company issued 1 share (at par value DKK 100) to CRML in respect to funding of DKK 6,403,825 (US$1m) advanced by CRML to the Company. The difference between the amount advanced, and the par value of shares (DKK 100) was recognised as share premium (DKK 6,403,725).

(iii)	On 10 September 2025, the Company issued 1 share (at par value DKK 100) to CRML in respect to funding of DKK 6,408,825 (US$1m) advanced by CRML to the Company. The difference between the amount advanced, and the par value of shares (DKK 100) was recognised as share premium (DKK 6,408,725).

(iv)	On 28 October 2025, the Company issued 1 share (at par value DKK 100) to CRML in respect to funding of DKK 19,298,325 (US$3m) advanced by CRML to the Company. The difference between the amount advanced, and the par value of shares (DKK 100) was recognised as share premium (DKK 19,298,225).

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held.

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

At 31 December 2025 and 2024, all shares on issue in the Company are fully paid.

13. INCOME/LOSS PER SHARE

	2025	2024
	DKK	DKK

Income/(Loss) used in the calculation of basic and dilutive loss per share	534,838	(5,489,397)

	2025	2024
	DKK	DKK
Income/(Loss) per share
Basic income/(loss) per share	11	(110)
Diluted income/(loss) per share	11	(110)

	2025	2024
	No of Shares	No of Shares

Weighted average number of shares	50,003	50,000

14. COMMITMENTS AND CONTINGENCIES

Permitting Commitments

On October 15, 2025 the Government of Greenland signed addendum no.5 to license no. 2020-54 with the approval of the following time limits:

●	The exploitation plan and closure plan shall be prepared and accepted no later than 30 June 2026

●	Financial security and company guarantee for the licensee’s fulfillment of obligations under an in relation to license 2020-54 shall be provided no later than 31 December 2026’

●	No later than 30 June 2029 the licensee shall commence exploitation.

Contingencies

The Company has no contingent liabilities as at 31 December 2025 (31 December 2024: Nil).

15. CASHFLOW INFORMATION

	2025	2024
	DKK	DKK
Reconciliation from net loss after tax to net cash used in operations
Net profit/(loss)	534,838	(5,489,397)
Depreciation	71,953	-
Interest on group loan (note 11)	106,448	-
Unrealized gain on foreign currency – group loans (note 4)	(10,216,908)	(6,037,410)
Unrealized gain on foreign currency – other (note 4)	(6,843)	-
Realized foreign exchange gains (note 4)	(35,695)	-
Unrealized foreign exchange losses (note 5)	176,973	-
Realised foreign exchange losses – Group companies (note 5)	5,802	-
Change in trade payables	772,679	6,316,473

Net cash (used in) operating activities	(8,590,753)	(5,210,334)

16. RELATED PARTIES AND INTERCOMPANY TRANSACTIONS

Rimbal Pty Ltd (Rimbal)

Agreements

The Company has entered into a management service agreement with Rimbal, which is a related party due to common ownership. Under the terms of the agreement, Rimbal provides management, administrative, and support services to the entity. The key terms of the agreement include:

▪	The payment terms of the agreement state that invoices must be paid within 14 days of receipt, and all sums payable shall be made in Australian Dollars (AUD). The agreement is renewable annually, subject to mutual consent.

▪	As per December 31 each year the Parties shall adjust the Service Fee for the past year in order for the total annual Service Fee to reflect the actual costs incurred by Rimbal and the actual benefit of the Company in the past year. Moreover, the Parties shall re-evaluate and agree on a preliminary Service Fee (Preliminary Service Fee) for the following year reflect the expected benefit for the Company and any salary adjustments of the Rimbal management and all other relevant facts and circumstances and the estimated costs in providing the Services.

The Company has entered into a “Cost Contribution Agreement” with Rimbal dated July 11, 2014. The key terms of the agreement include the recharge of management and administration service fees by Rimbal to Tanbreez. The Cost Contribution Agreement is ongoing and can be terminated by either party by providing 3 months written notice.

Sales and Purchases

During the year ended 31 December 2025, Rimbal recharged expenses, consulting fees, and other expenses to the Company of DKK 3,320,735 (31 December 2024: DKK 13,615,707) with a balance owing at 31 December 2025 of DKK 154,080 (31 December 2024: DKK 412,382).

Funding

During the year ended 31 December 2025 the Company received capital contributions from Rimbal of DKK 3,450,203 and made repayments of DKK 5,266,036 (2024: DKK 17,430,840) (note 11). As at 31 December 2025, the amount payable to Rimbal is DKK 179,464,525 (31 December 2024: DKK 189,622,505) (note 11).

Equity Interest

As at 31 December 2025, Rimbal holds 50.496% of the issued capital of the Company (31 December 2024: 50.5%).

Critical Metals Corp (CRML)

Agreements

On June 5, 2024 Critical Metals Corp (Critical Metals or CRML) signed a Heads of Agreement (HOA) with Rimbal. Under the terms of the HOA, Critical Metals was required to invest expenditure of US$10 million on exploration expenditure within 2 years from the date of the HOA in order to acquire the remaining 50.50% equity interest in Tanbreez.

On September 29, 2025, CRML and Rimbal entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (the HOA Amendment). The HOA Amendment, among other things, (i) removes Critical Metal’s obligation to invest $10 million in Tanbreez to increase its ownership stake in Tanbreez to 92.5% and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to increase its ownership in Tanbreez from 42% to 92.5% in exchange for the issuance of 14,500,000 ordinary shares in CRML, par value $0.001 per share, of the Company (Ordinary Shares) to Rimbal. The transaction remains subject to Greenland governmental approval.

Tony Sage is the Chairman and CEO of Critical Metals.

Funding

During the year ended 31 December 2025, CRML advanced funds of DKK 70,590,931 (31 December 2024: DKK 4,609,876) to the Company under the terms of the HOA.

As at 31 December 2025, the amount advanced by CRML to the Company was DKK 28,369,899 (31 December 2024: DKK 4,610,259).

Equity Interest

During the year, CRML converted funding of DKK 44,860,900 into equity (note 12). As at 31 December 2025, CRML holds 42.005% of the issued capital of the Company (31 December 2024: 42.0%).

European Lithium Ltd

Agreements

On 9 September 2025, the Company entered into a loan agreement with European Lithium Ltd (EUR) to advance funds of $1.1m for the purposes of acquiring a property in Greenland (note 9). The loan is secured over the property. The loan accrued interest of 7.5% per annum and is repayable on 11 September 2030.

Tony Sage is the Executive Chairman of EUR.

Funding

On 11 September 2025, EUR advanced funds of DKK 4,579,009 (AUD$1.1m) (31 December 2024: DKK Nil). At 31 December 2025, an amount of DKK 4,783,888 (A$1,125,089) was repayable which included accrued interest of DKK 106,448 (A$25,089).

Equity Interest

On 3 October 2022, EUR entered into a binding term sheet to acquire 5% of the issued capital of Tanbreez from Rimbal. On 3 October 2022, EUR entered into a second binding term sheet to acquire an additional 2.5% of the issued capital of Tanbreez from Rimbal.

As at 31 December 2025, EUR holds 7.499% of the issued capital of the Company (31 December 2024: 7.5%).

Westrip Holdings Ltd (Westrip)

Funding

Westrip Holdings Ltd acted as a vehicle to fund the development of the Tanbreez Project license, previously owned by Rimbal. The management of the Tanbreez Project was transferred to Rimbal’s Perth office. Subsequently, all rights previously held by Westrip were transferred to Rimbal. Westrip’s sole remaining activity relates to the recovery of funds. These funds are being repaid to Rimbal via legal arrangements facilitated by the Company’s legal counsel.

As at 31 December 2025, the amount payable to Westrip is DKK 1,464,582 (31 December 2024: DKK 1,464,582) (note 11).

Other Sales and Purchases between Related Parties

Transactions between related parties are on arms length terms and conditions. The following table provides the total amount of transactions and outstanding balances (excluding loans with related parties) that have been entered into with related parties for the relevant financial year.

		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
		DKK	DKK	DKK	DKK

BMN Company ApS (i)	2025	-	121,689	-	15,648
BMN Company ApS (i)	2024	-	158,215	-	38,828
GB Barnes and Associates (ii)	2025	-	1,131,116	-	63,635
GB Barnes and Associates (ii)	2024	-	-	-	412,382
NB GIS Exploration (iii)	2025	-	99,026	-	16,899
NB GIS Exploration (iii)	2024	-	-	-	-
PraXus Holdings Pty Ltd (iv)	2025	-	764,891	-	-
PraXus Holdings Pty Ltd (iv)	2024	-	-	-	-
William Barnes (v)	2025	-	10,185	-	10,185
William Barnes (v)	2024	-	-	-	-

(i)	BMN Company ApS provides project-related transactions and services. BMN Company ApS is a related party to Chair of the Company Bolette Nielsen.

(ii)	GB Barnes and Associates recharged expenses, consulting fees and other expenses to the Company. GB Barnes and Associates is a related party to Greg Barnes.

(iii)	NB GIS Exploration were engaged to provide exploration assistance during field trips. NB GIS Exploration is a related party to Greg Barnes.

(iv)	PraXus Holdings Pty Ltd were engaged to provide Strategic Management services to the Company. PraXus Holdings Pty Ltd is a related party to Greg Barnes.

(v)	William Barnes is engaged to provide warehousing facilities to the Company. William Barnes is a related party to Greg Barnes.

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including the directors of the company and Chief Executive Officer listed on page F-3.

The following table discloses the remuneration of key management personnel of the Company:

	2025	2024
	DKK	DKK

Short-term employee benefits (i)	216,738	-
Post-employment benefits (i)	13,050	-

	229,788	-

(i)	Remuneration including wages and salary and pension for the Chief Executive Officer who joined the Company on 1 October 2025. There were no director fees paid during the year ended 31 December 2025 (31 December 2024: nil).

17. FINANCIAL INSTRUMENTS

a) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

b) Financial risk exposures and management

The main risks the Company is exposed to through its financial instruments are credit risk, foreign currency risk, and liquidity risk.

c) Credit risk exposures

Credit risk represents the loss that would be recognised if the counterparties default on their contractual obligations resulting in financial loss to the Company. The Company attempts to only deal with creditworthy counterparties, as a means of mitigating the risk of financial loss from defaults.

Cash at bank is held with high credit quality financial institutions.

d) Interest rate risk

Interest rate risk refers to the Company’s adverse effects of changes in interest rates on the Company’s expenses. The Company manages the effect of the interest rate on the interest bearing loan from group companies by fixing the interest rate for a period of 5 years.

e) Liquidity risk

Liquidity risk arises from the Company’s management of working capital and the finance charges and principal repayments on its loans from Group companies. It is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in short term bank deposits.

Contractual maturities of financial liabilities

		Less than 6 months DKK	6 – 12 months DKK	Between 1 and 2 years DKK	Between 2 and 5 years DKK	Over 5 years DKK	Total contractual cashflows DKK	Carrying amount of liabilities DKK
Financial Liabilities
Trade and other payables	2025	4,585,773	-	-	-	-	4,585,773	4,585,773
Loan from Group companies	2025	209,299,006	-	-	4,783,888	-	214,082,894	214,082,894
Total	2025	213,884,779	-	-	4,783,888	-	218,668,667	218,668,667

		Less than 6 months DKK	6 – 12 months DKK	Between 1 and 2 years DKK	Between 2 and 5 years DKK	Over 5 years DKK	Total contractual cashflows DKK	Carrying amount of liabilities DKK
Financial Liabilities
Trade and other payables	2024	11,533,703	-	-	-	-	11,533,703	11,533,703
Loan from Group companies	2024	195,697,346	-	-	-	-	195,697,346	195,697,346
Total	2024	207,231,049	-	-	-	-	207,231,049	207,231,049

f) Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from commercial transactions. The Group converted assets and liabilities into the functional currency where balances were denominated in a currency other than the DKK.

At 31 December 2025, the Company had an US dollar denominated funding arrangement with Critical Metals Corp (note 11). At 31 December 2025, if the US dollar had strengthened by 10% against the DKK with all other variables held constant, post-tax profit for the year would have been DKK 445,898 (31 December 2024: DKK 66,825)   higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation. If the US dollar had weakened by 10% against the DKK with all other variables held constant, post-tax profit for the year would have been DKK 445,898 (31 December 2024: DKK 66,825) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation.

At 31 December 2025, the Company had an Australian denominated funding arrangement with Rimbal Pty Ltd (note 11). At 31 December 2025, if the Australian dollar had strengthened by 10% against the DKK with all other variables held constant, post-tax profit for the year would have been DKK 4,220,701 (31 December 2024: DKK 4,259,170) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation. If the Australian dollar had weakened by 10% against the DKK with all other variables held constant, post-tax profit for the year would have been DKK 4,220,701 (31 December 2024: DKK 4,259,170) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation

At 31 December 2025, the Company had an Australian denominated funding arrangement with European Lithium Ltd (note 11). At 31 December 2025, if the Australian dollar had strengthened by 10% against the DKK with all other variables held constant, post-tax profit for the year would have been DKK 112,509 (31 December 2024: nil) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation. If the Australian dollar had weakened by 10% against the DKK with all other variables held constant, post-tax profit for the year would have been DKK 112,509 (31 December 2024: nil) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation

g) Overview of financial instruments

Set out below is an overview of financial instruments, other than cash, held by the Company as at 31 December 2025:

	At Amortised Cost	Fair value through profit or loss
	DKK	DKK
Financial liabilities
Trade and other payables	4,585,773	-
Loan from Group companies	214,082,894	-

Total liabilities	218,668,667	-

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Company as at 31 December 2024:

	At Amortised Cost	Fair value through profit or loss
	DKK	DKK
Financial liabilities
Trade and other payables	11,533,703	-
Loan from Group companies	195,697,346	-

Total liabilities	207,231,049	-

18. EVENTS AFTER THE REPORTING DATE

On 13 February 2026, Malcolm Day was appointed as a Director to the board of the Company.

On 27 February 2026, Mathias Barfod provided his notice of termination as Chief Executive Office of the Company. Mathias Barfod will continue to serve in the role of Chief Executive Officer until 29 May 2026.

No matters or circumstances have arisen since the end of the financial year which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in financial years subsequent to 31 December 2025.